EXHIBIT 21.1

SIGNIFICANT SUBSIDIARIES OF THE REGISTRANT

	STATE or JURISDICTION of INCORPORATION	PERCENT of OWNERSHIP
Natus Medical Incorporated	Delaware
Natus Neurology Incorporated	Delaware	100%
Natus Nicolet Ireland, Ltd.	Ireland	100%
Natus Europe Gmbh (dba Fischer-Zoth Diagnosesysteme & Schwarzer Neurology)	Germany	100%
Excel Tech Ltd. (Xltek)	Canada	100%
Alpine ApS	Denmark	100%
Medix I.C.S.A.	Argentina	100%
Embla Systems, Ltd.	Canada	100%
Deltamed S.A.	France	100%